

Mail Stop 3720

September 3, 2015

Ms. MaryEllen Genovese
Chief Financial Officer
8x8, Inc.
2125 O'Nel Drive
San Jose, CA 95131

   Re: 8x8, Inc.
     Form 10-K for the Year Ended March 31, 2015
     Filed May 29, 2015
     File No. 000-21783

Dear Ms. Genovese:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Robert S. Littlepage, for

        Larry Spirgel
        Assistant Director
        AD Office 11 – Telecommunications